

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Barney A. Richmond
Chairman and Chief Executive Officer
Vanguard Energy Group, Inc.
601 Seafarer Circle Suite 402
Jupiter, FL 33477

> **Re:** **Vanguard Energy Group, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed September 1, 2010**
> **File No. 000-51422**

Dear Mr. Richmond:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jamie Kessel
Staff Accountant